

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 12, 2017

Danilo M. Rapadas
Senior Vice President, General Counsel &
Chief Risk Officer
BankGuam Holding Company
111 W Chalan Santo Papa
Hagåtña, Guam 96910

> **Re: BankGuam Holding Company**
> **Registration Statement on Form S-1**
> **Filed September 6, 2017**
> **File No. 333-220357**

Dear Mr. Rapadas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Stephen C. Hinton, Esq.